FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 20, 2020

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolved to convene 2020 Annual General Shareholders' Meeting”, dated March 20, 2020.

2.	Taiwan Stock Exchange filing entitled, “The Board of the Company resolved not to distribute dividends”, dated March 20, 2020.

3.	Taiwan Stock Exchange filing entitled, “The Board resolved to issue new common shares for cash to sponsor the DR Offering and/or issue new common shares for cash in public offering”, dated March 20, 2020.

4.	Taiwan Stock Exchange filing entitled, “The Board resolved to issue new common shares for cash in private placement ("Private Placement Shares")”, dated March 20, 2020.

5.	Taiwan Stock Exchange filing entitled, “The Board resolved to issue overseas or domestic convertible bonds in private placement (“Private Placement CB”)”, dated March 20, 2020.

6.	Taiwan Stock Exchange filing entitled, “To announce the termination of private security offering approved by 2019 shareholders' meeting”, dated March 20, 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: March 20, 2020	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

March 20, 2020

 English Language Summary

Subject:	The Board resolved to convene 2020 Annual General Shareholders' Meeting

Regulation:	Published pursuant to Article 4-17 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2020/03/20

Contents:

1. Date of the board of directors resolution:2020/03/20

2. Date for convening the shareholders' meeting:2020/06/17

3. Location for convening the shareholders' meeting:

Meeting Room in AUO's Global Research Center

(No. 1, Gongye E. 3rd Rd., East Dist., Hsinchu Science Park, Hsinchu City)

4. Cause or subjects for convening the meeting

(1) Report Items:

1. To report the business of 2019

2. Audit Committee's Review Report and Communications between members of Audit Committee and head of internal audit

3. To report the cash dividend distribution of 2019

4. To report the resolution and implementation of repurchase of the Company's shares

5. To report the 2019 1st Plan of Transferring the Repurchased Shares to the Employees

6. To report the indirect investments in China in 2019

7. To report the issuance of securities in private placement

5. Cause or subjects for convening the meeting

(2) Matters for Ratification:

1. To accept 2019 Business Report and Financial Statements

2. To accept the proposal for the distribution of 2019 earnings

6. Cause or subjects for convening the meeting

(3) Matters for Discussion:

1. To approve issuance of new common shares for cash to sponsor issuance of the overseas depositary shares and/or issuance of new common shares for cash in public offering and/or issuance of new common shares for cash in private placement and/or issuance of overseas or domestic convertible bonds in private placement

2. To approve the amendments to Articles of Incorporation

3. To approve the amendments to Rules and Procedures for Shareholders’ Meeting

4. To lift non-competition restrictions on board members

7. Cause or subjects for convening the meeting

(4) Elections: None

8. Cause or subjects for convening the meeting

(5) Other Proposals: None

9. Cause or subjects for convening the meeting

(6) Extemporary Motions: None

10. Book closure starting date:2020/04/19

11 .Book closure ending date:2020/06/17

12. Any other matters that need to be specified:

(1)	The 2020 Submission Period of shareholder proposals pursuant to the ROC Company Law are from April 1, 2020 to April 10, 2020.

(2)	Pursuant to the Company’s Articles Of Incorporation and Section 4.16(b) of Amendment No. 1 and Section 4.17(b) of Amendment No. 1 to the Deposit Agreement between the Company and Citibank, N.A., as Depositary, dated February 15, 2006, any proposal submitted by ADR holders must be received by the Depositary 2 business days prior to the expiration of the Submission Period. Therefore, any proposal submitted by ADR holders must be received by the Depositary between April 1, 2020 to April 8, 2020. For all enquiries, please contact Citibank Shareholder Services at 1-877- CITI-ADR (+1-877-248-4237).

Item 2

AU Optronics Corp.

March 20, 2020

English Language Summary

Subject: The Board of the Company resolved not to distribute dividends

Regulation: Published pursuant to Article 4-14 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2020/03/20

Contents:

1. Date of the board of directors resolution :2020/03/20

2. Appropriations of earnings in cash dividends to shareholders (NT$ per share): 0

3. Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share):0

4. Total amount of cash distributed to shareholders (NT$): 0

5. Appropriations of earnings in stock dividends to shareholders (NT$ per share):0

6. Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share):0

7. Total amount of stock distributed to shareholders (shares):0

8. Any other matters that need to be specified:None.

Item 3

AU Optronics Corp.

March 20, 2020

English Language Summary

Subject:	The Board resolved to issue new common shares for cash to sponsor the DR Offering and/or issue new common shares for cash in public offering

Regulation:	Published pursuant to Article 4-11 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2020/03/20

Contents:

1. Date of the board of directors resolution:2020/03/20

2. Source of capital increase funds:

Issuance of new common shares for cash to sponsor the DR Offering and/or issuance of new common shares for cash in public offering.

3. Number of shares issued:

It will be proposed that the shareholders meeting to authorize the Board, within the limit of 945 million common shares, depending on the market conditions and the Company’s capital needs, to choose appropriate timing and fund raising instrument(s), to issue new common shares for cash to sponsor DR Offering and/or issue new common shares for cash in public offering and/or issue Private Placement Shares and/or issue Private Placement CB, in accordance with the applicable laws and regulations and the principles of the above-mentioned fund raising instrument(s).

For issuance of Private Placement CB, the number of common shares can be converted within the limit of 945 million common shares shall be calculated in accordance with the conversion price determined at the time of issuanceof Private Placement CB.

4. Par value per share:NTD 10

5. Total monetary amount of the issue:To be determined.

6. Issue price:To be determined.

7. Number of shares subscribed by or allotted to employees:

10%-15% of the new common shares shall be allocated for the employees' subscription.

8. Number of shares publicly sold:To be determined.

9. Ratio of shares subscribed by or allotted as stock dividends to existing shareholders:

(1) Issuance of new common shares for cash to sponsor the DR Offering:

Except for 10% -15% of the new common shares shall be allocated for the employees' subscription in accordance with the applicable law, rights to subscribe to the remaining shares to be waived by the shareholders and such remaining shares should be offered to the public under Article 28-1 of the Securities and Exchange Law as the underlying shares of the global depositary shares to be sold in the DR Offering.

(2) It is proposed to authorize the Board to choose either of the following methods to sell the new shares in the public offering: a.Except for 10% -15% of the new shares must be offered to employees in accordance with Article 267, Paragraph I of the Company Law, it is proposed that the pre-emptive rights to subscribe to the remaining shares to be waived by the shareholders in accordance with Article 28-1of the Securities and Exchange Law and such remaining shares will be offered to the public via book building. b.Except for 10% -15% of the new shares must be offered to employees in accordance with Article 267, Paragraph I of the Company Law, it is proposed that 10% of the new shares to be sold to the public through the underwriter(s) in accordance with Article 28-1, Paragraph 2 of the Securities and Exchange Law and the remaining shares will be subscribed to by the existing shareholders of the Company in accordance with their shareholding.

10. Method of handling fractional shares and shares unsubscribed by the deadline:

(1) Issuance of new common shares for cash to sponsor the DR Offering:

Any new common shares not subscribed by employees of the Company shall be determined by the Chairman, depending on the market needs, to be allocated as underlying shares of the global depositary shares or to be subscribed by the designated person(s).

(2) Issuance of new common shares for cash in public offering:

It is proposed that any new common shares not subscribed by employees and shareholders of the Company will be sold to the person(s) designated by the Chairman of the Company at the issue price.

11 .Rights and obligations of the newly issued shares:

The new common shares will have the same rights and obligations as the Company’s existing issued and outstanding common shares.

12. Utilization of the funds from the capital increase:

To invest in equipment and technology of high-end product , enrich working capital, strengthen financial structure and/or support the company’s funding needs for long term development.

13. Any other matters that need to be specified:

The reason for the situation where the issue price of the new common shares to be issued to sponsor the DR Offering, the new common shares to be issued in public offering, Private Placement Shares and theconversion price for the Private Placement CB is set at a price less than the par value due to the market change and the reason for the Company not adopt other fund raising method and the reasonableness for such determination:

This is mainly based on considerations of the sound operation of the Company and the security of its financial structure and issuing equity related securities for fund raising is more appropriate than pure debt financing. If the Company decides to use the fund raising methods, such as issuing new shares for cash to sponsor the DR Offering, issuing new shares for cash in public offering, and issuing Private Placement Shares, etc., the Company would not incur any interest of the debt in such case not only the Company's financial risk could be reduced, the Company's financial structure could be improved and the flexibility of the Company’s treasury management would also be increased. For issuance of Private Placement CB, if investors convert Private Placement CB into the common shares, such would improve the Company’s financial structure and would benefit the Company’s long term development. Thus, it should be reasonable for the Company to issue the equity related securities. If the issue price and the conversion price is less than the par value, such would be expected to cause decrease of the Company’s capital surplus and retained earnings in which case the Company will, depending on the actual operating conditions in the future, make up for the losses. As the issue price and conversion price will be determined in accordance with the relevant regulations, thus, after realization of the benefits of the capital increase, the Company's financial structure will be effectively improved which would be favorable to the Company’s long-term development and would not have adverse impact on the rights and benefits of the shareholders.

Item 4

AU Optronics Corp.

March 20, 2020

English Language Summary

Subject:	The Board resolved to issue new common shares for cash in private placement ("Private Placement Shares")

Regulation:	Published pursuant to Article 4-11 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2020/03/20

Contents:

1. Date of the board of directors resolution:2020/03/20

2. Types of the private placement:Common shares

3. Buyers of the private placement and their relationships with the company:

The investors to subscribe to the Private Placement Shares and/or Private Placement CB shall meet the qualifications listed in Article 43-6 of the Securities and Exchange Act and the Board is fully authorized to determine the specific investor(s). If the investor(s) are strategic investor(s), the selection method is still limited to the specific investor(s) who meet the aforementioned regulations.

4. Number of shares or bonds privately placed:

It will be proposed that the shareholders meeting to authorize the Board, within the limit of 945 million common shares, depending on the market conditions and the Company’s capital needs, to choose appropriate timing and fund raising instrument(s), to issue new common shares for cash to sponsor DR Offering and/or issue new common shares for cash in public offering and/or issue Private Placement Shares and/or issue Private Placement CB, in accordance with the applicable laws and regulations and the principles of the above-mentioned fund raising instrument(s).

For issuance of Private Placement CB, the number of common shares can be converted within the limit of 945 million common shares shall be calculated in accordance with the conversion price determined at the time of issuance of Private Placement CB.

5. Total monetary amount of the private placement:To be determined.

6. The pricing basis of private placement and its reasonableness:

(a) The higher of (x) the simple average closing price of the Company’s common shares for either 1, 3 or 5 trading days prior to the pricing date, and (y) the simple average closing price of the Company’s common shares for 30 trading days prior to the pricing date, after adjustment for shares issued as stock dividends, shares cancelled in connection with capital reduction and the cash dividends, as the reference price of the Private Placement Shares.

(b) The issue price of the Private Placement Shares shall be no less than 80% of the reference price. It is proposed to authorize the board of directors to decide the actual issue price within the range approved by the shareholders meeting, depends on the status of finding specific investor(s) and market conditions.

(c) Subscription price of the Private Placement Shares will be determined with reference to the price of the Company’s common shares in accordance with the regulations governing public companies issuing securities in private placement, thus, the price should be reasonable.

7. Use of the funds raised in the private placement:

To invest in equipment and technology of high-end product, enrich working capital, strengthen financial structure and/or support the company’s funding needs for long term development.

8 .Reasons for conducting non-public offerings:

Considering the effectiveness and convenience for issuance of the Private Placement Shares/Private Placement CB and/or to accommodate the Company’s development planning, including inviting the strategic investor(s), it would be necessary to issue the Private Placement Shares /Private Placement CB.

9. Objections or qualified opinions from independent Board of Directors:None.

10. Date of pricing:N/A

11. Recommended price:N/A

12. Shares price, conversion or subscription price:N/A

13. Rights and obligations of the new private placement shares:

For the Private Placement Shares and/or the new common shares to be issued upon conversion of Private Placement CB, after expiration of three years following delivery date of the Private Placement Shares/Private Placement CB, the Board is authorized to apply for approval from the Taiwan Stock Exchange (“TSE”) acknowledging that the Private Placement Shares /new common shares to be issued upon conversion of Private Placement CB meet the requirements for TSE listing before the Company submitting application with the Financial Supervisory Commission for retroactive handling of public issuance of such shares and submitting application with TSE for listing such shares on TSE. The Private Placement Shares and the new common shares to be issued upon conversion of Private Placement CB will have the same rights and obligations as the Company’s existing issued and outstanding common shares.

14 .The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A

15. Possible dilution of equity, if conversion, exchange, or subscription rights are attached:N/A

16. Possible influence of change in shareholding, if conversion or subscription rights are fully attached:N/A

17. Countermeasures of the aforesaid estimate change in shareholding:N/A

18. Any other matters that need to be specified:

The reason for the situation where the issue price of the new common shares to be issued to sponsor the DR Offering, the new common shares to be issued in public offering, Private Placement Shares and the conversion price for the Private Placement CB is set at a price less than the par value due to the market change and the reason for the Company not adopt other fund raising method and the reasonableness for such determination:

This is mainly based on considerations of the sound operation of the Company and the security of its financial structure and issuing equity related securities for fund raising is more appropriate than pure debt financing. If the Company decides to use the fund raising methods, such as issuing new shares for cash to sponsor the DR Offering, issuing new shares for cash in public offering, and issuing Private Placement Shares, etc., the Company would not incur any interest of the debt in such case not only the Company's financial risk could be reduced, the Company's financial structure could be improved and the flexibility of the Company’s treasury management would also be increased.

For issuance of Private Placement CB, if investors convert Private Placement CB into the common shares, such would improve the Company’s financial structure and would benefit the Company’s long term development. Thus, it should be reasonable for the Company to issue the equity related securities. If the issue price and the conversion price is less than the par value, such would be expected to cause decrease of the Company’s capital surplus and retained earnings in which case the Company will, depending on the actual operating conditions in the future, make up for the losses. As the issue price and conversion price will be determined in accordance with the relevant regulations, thus, after realization of the benefits of the capital increase, the Company's financial structure will be effectively improved which would be favorable to the Company’s long-term development and would not have adverse impact on the rights and benefits of the shareholders.

Item 5

AU Optronics Corp.

March 20, 2020

 English Language Summary

Subject:	The Board resolved to issue overseas or domestic convertible bonds in private placement (“Private Placement CB”)

Regulation:	Published pursuant to Article 4-11 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2020/03/20

Contents:

1. Date of the board of directors resolution:2020/03/20

2. Name of the corporate bonds:Overseas or domestic convertible bonds in private placement (“Private Placement CB”).

3. Total amount of the issue:

It will be proposed that the shareholders meeting to authorize the Board, within the limit of 945 million common shares, depending on the market conditions and the Company’s capital needs, to choose appropriate timing and fund raising instrument(s), to issue new common shares for cash to sponsor DR Offering and/or issue new common shares for cash in public offering and/or issue Private Placement Shares and/or issue Private Placement CB, in accordance with the applicable laws and regulations and the principles of the above-mentioned fund raising instrument(s).

For issuance of Private Placement CB, the number of common shares can be converted within the limit of 945 million common shares shall be calculated in accordance with the conversion price determined at the time of issuance of Private Placement CB.

4. Face value:

The denomination of the Private Placement CB will be US$10,000 or multiples thereof or NT$100,000 or multiples thereof.

5. Issue price:

The issue price shall be no less than 80% of the theoretical price.

6 .Issue period:

The term of Private Placement CB shall not exceed seven years.

7. Issue coupon/interest rate:To be determined by the Board.

8. Types, names, monetary amounts of security or collateral and stipulations thereupon:N/A

9. Use of the funds raised by the offering and utilization plan:

To invest in equipment and technology of high-end product, enrich working capital, strengthen financial structure and/or support the company’s funding needs for long term development.

10. Trustee for the bonds:N/A

11. Guarantor(s) for the issue:N/A

12. Institution serving as agent for payment of the principal and interest:N/A

13. Resale conditions:

The Issuer may elect not to grant holders’put option, or after expiry of a designated period following issuance of the Private Placement CB, holders may require the Issuer to redeem all or part of the Private Placement CB at a price that would result in certain annul yield on the Private Placement CB.14.Repurchase conditions:To be determined by the Board.

15. The record date for share conversion, if conversion, exchange, or subscription rights are attached:N/A

16. Possible dilution of equity, if conversion, exchange, or subscription rights are attached:N/A

17. Possible influence of change in shareholding, if conversion or subscription rights are fully attached:N/A

18. Countermeasures of the aforesaid estimate change in shareholding:N/A

19. Any other matters that need to be specified:

(1)For the Private Placement Shares and/or the new common shares to be issued upon conversion of Private Placement CB, after expiration of three years following delivery date of the Private Placement Shares/Private Placement CB, the Board is authorized to apply for approval from the Taiwan Stock Exchange (“TSE”) acknowledging that the Private Placement Shares /new common shares to be issued upon conversion of Private Placement CB meet the requirements for TSE listing before the Company submitting application with the Financial Supervisory Commission for retroactive handling of public issuance of such shares and submitting application with TSE for listing such shares on TSE. The Private Placement Shares and the new common shares to be issued upon conversion of Private Placement CB willhave the same rights and obligations as the Company’s existing issued and outstanding common shares.

(2) The conversion price of the Private Placement CB shall be no less than 80% of (x) the simple average closing price of the Issuer’s common shares for either 1, 3 or 5 trading days prior to the pricing date, after adjustment for shares issued as stock dividends, shares cancelled in connection with capital reduction and the cash dividends, or (y) the simple average closing price of the Issuer’s common shares for 30 trading days prior to the pricing date, after adjustment for shares issued as stock dividends, shares cancelled in connection with capital reduction and the cash dividends. It is proposed for the shareholders meeting to authorize the Board to determine the actual conversion price in accordance with applicable rules and regulations.

(3) The reason for the situation where the issue price of the new common shares to be issued to sponsor the DR Offering, the new common shares to be issued in public offering, Private Placement Shares and the conversion price for the Private Placement CB is set at a price less than the par value due to the market change and the reason for the Company not adopt other fund raising method and the reasonableness for such determination: This is mainly based on considerations of the sound operation of the Company and the security of its financial structure and issuing equity related securities for fund raising is more appropriate than pure debt financing. If the Company decides to use the fund raising methods, such as issuing new shares for cash to sponsor the DR Offering, issuing new shares for cash in public offering, and issuing Private Placement Shares, etc., the Company would not incur any interest of the debt in such case not only the Company's financial risk could be reduced, the Company's financial structure could be improved and the flexibility of the Company’s treasury management would also be increased. For issuance of Private Placement CB, if investors convert Private Placement CB into the common shares, such would improve the Company’s financial structure and would benefit the Company’s long term development. Thus, it should be reasonable for the Company to issue the equity related securities. If the issue price and the conversion price is less than the par value, such would be expected to cause decrease of the Company’s capital surplus and retained earnings in which case the Company will, depending on the actual operating conditions in the future, make up for the losses. As the issue price and conversion price will be determined in accordance with the relevant regulations, thus, after realization of the benefits of the capital increase, the Company's financial structure will be effectively improved which would be favorable to the Company’s long-term development and would not have adverse impact on the rights and benefits of the shareholders.

Item 6

AU Optronics Corp.

March 20, 2020

English Language Summary

Subject:	To announce the termination of private security offering approved by 2019 shareholders' meeting

Regulation:	Published pursuant to Article 4-16 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2020/03/20

Contents:

1. Date of the board of directors resolution for the change:2020/03/20

2. Dates of effective registration of the original plan:2019/06/14

3. Reason for the change:

(1) The Company’s 2019 shareholders meeting authorized the Board of Directors, within the limit of 950,000,000 common shares, to issue new common shares for cash to sponsor DR Offering and/or issue new common shares for cash in public offering and/or issue Private Placement Shares and/or issue Private Placement CB.

(2) According to item 7, Article 43-6, Securities and Exchange Law, the private placement may be carried out by installments within one year of the date of the resolution of the shareholders meeting.

(3) The limit of the private placement which is not used on the day before 2020 shareholders meeting shall be cancelled on the date of 2020 shareholders' meeting.

4. Content of each and every successive past changed plan for raising of funds before and after change:N/A

5. Anticipated timetable for execution:N/A

6. Anticipated completion date:N/A

7. Anticipated possible benefits:N/A

8. Difference with original anticipated benefits:N/A

9. Effect of the current change on shareholder equity:N/A

10. Abstract of the original lead underwriter’s appraisal opinion:N/A

11. Any other matters that need to be specified:None